Degrees Plato

BALANCE SHEET

As of October 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty cash	176.60
Wells Fargo checking...6534	8,449.87
Total Bank Accounts	**$8,626.47**
Accounts Receivable	
Accounts Receivable (A/R)	-173.95
Total Accounts Receivable	**$ -173.95**
Other Current Assets	
Credit card receivable	74,776.38
Inventory	0.00
Beer	260.60
Food	370.65
Non-food supplies	252.73
Wine	0.00
Total Inventory	**883.98**
Uncategorized Asset	-108.26
Total Other Current Assets	**$75,552.10**
Total Current Assets	**$84,004.62**
Fixed Assets	
Furniture & fixtures	42,323.38
Leasehold improvements	80,834.81
Machinery & equipment	43,080.00
Organizational costs	723.98
Software	2,523.48
Start-Up Costs	44,259.30
Trademark	225.00
zAccum. Amortization	-2,483.00
zAccum. Depreciation	-58,610.00
zAccum. Depreciation - COGS	-32,131.00
Total Fixed Assets	**$120,745.95**
TOTAL ASSETS	**$204,750.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Visa...9899	10,221.31
Hawaiian Air MC...7283 (3379)	4,202.40
Total Credit Cards	**$14,423.71**
Other Current Liabilities	
DO NOT USE California Payable	-12.95

	TOTAL
Gift cards sold	165.56
Main Street Launch Loan	188,549.98
Payroll payable	-23,261.92
Payroll taxes payable	-7,568.70
Wells Fargo	0.00
Total Other Current Liabilities	**$157,871.97**
Total Current Liabilities	**$172,295.68**
Total Liabilities	**$172,295.68**
Equity	
Opening Balance Equity	-9,960.26
Owner's Investment	201,024.10
Owner's Pay & Personal Expenses	15,374.41
Retained Earnings	-236,807.78
Net Income	62,824.42
Total Equity	**$32,454.89**
TOTAL LIABILITIES AND EQUITY	**$204,750.57**